J.E.  CHARLESWORTH     THOMAS  J.  BOYCHUK
1075  Duchess  Avenue     2304  West  5th  Avenue
West  Vancouver,  B.C.  V7T  1G8     Vancouver,  B.C.  V6K  1S5

August  25,  1999
Glen  Dickson  and
Paul  Dickson
1409  -  675  West  Hastings  Street
Vancouver,  B.C.  V6B  1N2
Dear  Sirs:
Re:     Acquisition  of  Quotes  Canada  Financial  Network  Ltd.
     (the  "Acquisition")  by  Carta  Resources  Ltd.  (the  "Company")
With respect to the acquisition of Quotes Canada Financial Network Ltd. by Carta Resources Ltd., this is to confirm that J.E. Charlesworth and Thomas Boychuk shall, for a period of three years following the closing of the Acquisition, vote their respective shares in the capital of the Company in a manner which is consistent with the following terms:
(a) that Paul Dickson and Glen Dickson shall be appointed to the board of directors of the Company;
(b) that the Company shall enter into employment agreements with Paul Dickson and Glen Dickson for a minimum period of two years at a salary of not less than $2,500 per month;
(c) that incentive stock options shall be granted to Paul Dickson and Glen Dickson from time to time entitling each of them to purchase not less than 4% (or such lower percentage as may be accepted by Paul Dickson and Glen Dickson), of the issued shares in the capital of the Company at a minimum price permitted by the Vancouver Stock Exchange for a period of five years.


J.E.  CHARLESWORTH          THOMAS  J.  BOYCHUK